Exhibit 99.1

Cloopen Group Holding Limited Announces Completion of Going Private Transaction

BEIJING, Oct. 28, 2026 /PRNewswire/ — Cloopen Group Holding Limited (OTC: RAASY) (“Cloopen” or the “Company”), a leading multi-capability cloud-based communications solution provider in China, today announced the completion of its merger (the “Merger”) with SummerX Holdings Limited (“Merger Sub”), a wholly-owned subsidiary of AutumnX Holdings Limited (“HoldCo”), which is in turn a wholly-owned subsidiary of SpringX Holdings Limited (“Parent”), pursuant to the previously announced agreement and plan of merger, dated as of May 12, 2026 (the “Merger Agreement”), among the Company, Parent, HoldCo and Merger Sub. As a result of the Merger, the Company has become a wholly-owned subsidiary of HoldCo and will cease to be a publicly traded company.

Pursuant to the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on September 24, 2026, at the effective time of the Merger (the “Effective Time”), each American Depositary Share of the Company (each, an “ADS”), representing six (6) class A ordinary shares of the Company, par value US$0.0001 each (the “Class A Shares,” together with class B ordinary shares of the Company, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, together with the Class A Shares represented by such ADSs, has been cancelled and ceased to exist in exchange for the right to receive US$2.9641 in cash per ADS without interest (less applicable fees, charges and expenses payable by ADS holders), and each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares (as defined in the Merger Agreement) and Class A Shares represented by ADSs, has been cancelled and ceased to exist in exchange for the right to receive US$0.4940 in cash per Share without interest. Pursuant to the terms of the Merger Agreement, share-based incentives held by current or former officers, directors, employees and consultants of the Company have also been cancelled and cashed out, or will be replaced by an award comprised of other rights or property to the extent permitted by applicable law as may be reasonably determined by both HoldCo and the Company, or have been cancelled without payment, as applicable.

Pursuant to the terms of the Merger Agreement, the Excluded Shares have been cancelled without payment of any consideration or distribution therefor and the Dissenting Shares have been cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the Companies Act (As Revised) of the Cayman Islands.

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration (as defined in the Merger Agreement) will receive a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the Merger Consideration will be made to holders of Shares (other than Excluded Shares, Dissenting Shares and Class A Shares represented by ADSs) in respect of each such Share held thereby upon surrender of applicable Shares and delivery of the letter of transmittal and any other document required by such letter of transmittal to be delivered in connection therewith. Payment of the Merger Consideration (after deduction of the fees, charges, deductions and expenses provided for under the Deposit Agreement, dated as of February 8, 2021, among the Company, the ADS depositary and the owners and holders of ADSs issued thereunder) will be made to holders of ADSs in respect of each ADS held thereby as soon as practicable after The Bank of New York Mellon, the ADS depositary (the “ADS Depositary”), receives the aggregate Merger Consideration payable to holders of ADSs from the paying agent.

The Financial Industry Regulatory Authority (“FINRA”) was notified about the Merger prior to its effectiveness and is expected to remove the Company’s trading symbols on or after the date hereof and it is expected that the listing for quotation of the ADSs representing the Company’s Class A Shares on the OTC Market (the “OTC”) will be suspended shortly after the Effective Time. As removal of Company’s trading symbols from the OTC may not be completed until several trading days after the consummation of the Merger, any trades effected following the consummation of the Merger may not be valid. The Company is providing this information to help prevent trades from being effected that may subsequently be invalidated. The Company will not be responsible for any losses that may be incurred as a result of trades that occur from and after the completion of the Merger. The Company intends to deregister its registered securities and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the Securities and Exchange Commission (the “SEC”). The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Kroll, LLC (operating through its Duff & Phelps Opinions Practice) is serving as financial advisor to the Special Committee.

Hogan Lovells Cadwalader is serving as U.S. legal counsel to the Special Committee, Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee, and Baker McKenzie LLP is serving as U.S. legal counsel to the Company.

Han Kun Law Offices is serving as legal counsel to the Buyer Group, King & Wood is serving as legal counsel to the founder and Cloopen Co., Ltd., Skadden, Arps, Slate, Meagher & Flom is serving as U.S. and Hong Kong legal counsel to Dmall Inc., and Harney Westwood & Riegels is serving as Cayman Islands legal counsel to the Buyer Group.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Cloopen may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cloopen’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Cloopen’s filings with the SEC. All information provided in this announcement is as of the date of this press release, and Cloopen does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com